Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars)

KOBEX MINERALS INC.
(An Exploration Stage Company)

For the 3 months ended March 31, 2011 and 2010 (Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

These financial statements have been prepared by management of the Company and have not been reviewed by the Company’s independent auditor.

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

[ 2 ]

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Condensed Consolidated Interim Statement of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	March 31	December 31	January 1
	2011	2010	2010
		(Note 11)	(Note 11)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 38,389,420	$ 38,852,899	$ 40,911,288
Marketable securities (see Note 3)	1,334,533	2,084,233	5,000,900
Other receivables and prepaids	150,736	148,730	319,485
Due from related party (see Note 6)	1,349	1,359	-
	39,876,038	41,087,221	46,231,673

EQUIPMENT	6,436	7,355	-
MINERAL PROPERTY INTEREST	-	-	28,048

Total assets	$ 39,882,474	$ 41,094,576	$ 46,259,721

LIABILITIES

CURRENT LIABILITIES:
Accounts payable & accrued liabilities	$ 180,523	$ 222,133	$ 213,818

SHAREHOLDERS' EQUITY

Share Capital (see Note 5)	81,434,814	81,325,651	81,325,651
Contributed Surplus	9,676,912	9,660,797	8,333,185
Accumulated Other Comprehensive Income	725,199	1,474,899	4,026,983
Deficit	(52,134,974)	(51,588,904)	(47,639,916)

Total shareholders' equity	39,701,951	40,872,443	46,045,903

Nature of operations (Note 1)
Commitments (Notes 10)
Total shareholders' equity and liabilities	$ 39,882,474	$ 41,094,576	$ 46,259,721

The accompanying notes are an integral part of these consolidated financial statements.

[ 3 ]

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Condensed Consolidated Interim Statements of Operations and Comprehensive Income/(Loss) (Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31	Three months ended March 31
	March 31, 2011	March 31, 2010
	2011	2010 (Note 11)
EXPENSES
Corporate development and investor relations	$ 864	$ 8,294
Consulting	25,193	61,141
Depreciation	919	-
Exploration (Note 5)	101,843	102,516
Office and sundry	48,270	171,528
Professional fees	12,590	80,351
Rent, parking and storage	60,371	59,745
Salaries and employee benefits	255,433	246,740
Stock-based compensation (Note 7 and 11)	64,692	194,075
Transfer agent and regulatory fees	19,242	16,703
Travel and accomodation	6,248	1,950
	595,665	943,043
LOSS BEFORE UNDERNOTED ITEMS	(595,665)	(943,043)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(69,508)	(66,083)
Interest income	119,103	84,983
	49,595	18,900

NET LOSS FOR THE PERIOD	(546,070)	(924,143)

OTHER COMPREHENSIVE INCOME/(LOSS)
Unrealized (loss)/gain on available-for-sale marketable securities	(749,700)	1,249,700
Income tax effect of unrealized gain on available for sale securities	-	-

COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	$ (1,295,770)	$ 325,557

BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.02)

WEIGHTED AVERAGE NUMBER OF SHARES	45,995,919	45,967,077

The accompanying notes are an integral part of these consolidated financial statements.

[ 4 ]

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

					Accumulated Other
	Common Shares		Contributed		Comprehensive
	Number of shares	Amount	Surplus	Deficit	Income	Total
Balance as at January 1, 2011	45,967,077	$81,325,651	$9,660,797	$(51,588,904)	$1,474,899	$(50,114,005)
Net Income	-	-	-	(546,070)	-	(546,070)
Unrealized loss on available-for-sale securities (Note 3)	-	-	-	-	(749,700)	(749,700)
Share based compensation	-	-	64,692	-	-	-
Exercise of stock options (Note 5)	90,755	109,163	(48,577)	-	-	-
Balance as at March 31, 2011	46,057,832	$81,434,814	$9,676,912	$(52,134,974)	$725,199	$(51,409,775)

Balance as at January 1, 2010	45,967,077	$81,325,651	$8,402,224	$(47,708,955)	$4,026,983	$(43,681,972)
Net loss	-	-	-	(3,879,949)	-	(3,879,949)
Unrealized gains on available-for-sale securities (Note 3)	-	-	-	-	(2,916,667)	(2,916,667)
Income tax effect of unrealized gain on available-for-sale securities	-	-	-	-	364,583	364,583
Share based compensation	-	-	1,258,573	-	-	-
Balance as at March 31, 2010	45,967,077	$81,325,651	$9,660,797	$(51,588,904)	$1,474,899	$(50,114,005)

The accompanying notes are an integral part of these consolidated financial statements.

[ 5 ]

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
(Expressed in Canadian dollars)

	Three months ended	Three months ended
	March 31, 2011	March 31, 2010
		(Note 11)

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period	$ (546,070)	$ (924,143)
Items not affecting cash
Interest income	119,103	84,983
Stock-based compensation	64,692	194,075
Depreciation	919	-
	(361,356)	(645,085)
Interest received	(119,103)	(84,983)
Change in non-cash working capital balances	(43,606)	93,166
	(524,065)	(636,902)

FINANCING ACTIVITIES
Exercise of stock options	60,586	-
	60,586	-

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(463,479)	(636,902)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	38,852,899	40,911,288

CASH AND CASH EQUIVALENTS - END OF YEAR	$ 38,389,420	$ 40,274,386

	2011	2010
Change in non-cash working capital
Other receivables and prepaids	$ (2,006)	$ 149,432
Due from related party	10	(1,338)
Accounts payable and accrued liabilities	(41,610)	(54,928)
	$ (43,606)	$ 93,166

The accompanying notes are an integral part of these consolidated financial statements.

[ 6 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

1.           NATURE OF OPERATIONS

Kobex Minerals Inc. (the “Company”) is a public company listed on the TSX Venture Exchange in Canada and the NYSE-Amex Exchange in the United States. The Company is engaged in the business of acquisition, exploration and development of mineral properties. The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards (IFRS).

These are the Company’s first IFRS condensed consolidated interim financial statements. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in note 11. This note includes reconciliation of equity and total comprehensive income for the comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported for those periods and at the date of transition under IFRS.

Certain comparative figures have been reclassified to conform to the current period's presentation.

Basis of presentation

These condensed consolidated interim financial statements have been prepared on a historical basis except for certain financial instruments which are recorded at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual method of accounting, except for cash flow information.

Use of Estimates

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the period. Significant areas requiring the use if management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Foreign Currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company and all its subsidiaries functional currency.  All financial information presented in Canadian dollars has been rounded to the nearest dollar.

Transactions in currencies other than the functional currency of an entity are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

[ 7 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances have been eliminated.

Mineral Properties

Except for direct costs related to the acquisition of exploration stage resource property interests all exploration and evaluation expenditures including those incurred prior to an exploration license being obtained are charged to earnings as they are incurred until a property reaches the development stage.

The Company does not consider a resource property to be at the development stage until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Site rehabilitation obligations

Site rehabilitation obligations are recognized when a legal or constructive obligation arises. The liability is recognized at the present value of management’s best estimate of the site rehabilitation obligation. The estimate is discounted to the present value using a discount rate specific to the obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at March 31, 2011 and December 31, 2010 the Company does not have any asset retirement obligations.

Value Added Taxes (“VAT”)

The Company accounts for foreign VAT paid as expenses when incurred.  The recovery of these taxes may commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses at that time.

[ 8 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, deferred income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statement and their respective tax bases. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. Deferred taxes are recorded using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax asset or liability is expected to be settled or realized. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that realization is not considered probable.

Investment Tax Credits

Eligible investment tax credits (“ITCs”) related to the Company’s mineral property expenditures are accounted for in accordance with the Company’s income taxes accounting policy.

Equipment

Equipment is recorded at cost and is amortized over their estimated useful lives.

Asset	Basis	Rate
Leasehold Improvements	Straight-line	Lesser of estimated useful
life and term of lease

Share Based Payment

Share based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of options on the date of the grant is recognized as an expense, with a corresponding increase in contributed surplus, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Financial Instruments - Recognition and Measurement

The Company classifies all financial instruments as held to maturity, available-for-sale, held for trading, loans and receivables or other liabilities. Financial assets classified as held to maturity, loans and other receivables, and other liabilities are measured at amortized cost. Available for sale financial instruments are measured at fair value with temporary unrealized gains and losses recorded in other comprehensive income. Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in the statement of operations. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

[ 9 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments - Recognition and Measurement (continued)

The Company has designated its financial instruments as follows:

i)	Cash and cash equivalents are classified as “Loans and receivables” and recorded at amortized cost.
ii)
Marketable securities are classified as either “Available-for-sale” or “Held-for-trading”. “Available-for-sale” securities are recorded at fair value with temporary changes in fair value recorded in other comprehensive income. The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.

iii)	Amounts receivable and deposits are classified as “Loans and Receivables” and are recorded at their amortized cost.
iv)	Accounts payable, accrued liabilities and termination benefits are classified as “Other Financial Liabilities” and are carried at their amortized cost.

Cash and cash equivalents include cash, money market investments and guaranteed investment certificates (GICs) with a term of 1 year or less. These investments are redeemable at any time for their fair market value at the option of the Company.

Loss per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.

New Pronouncements

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2011, and have not been applied in preparing these condensed consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

[ 10 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

3.           MARKETABLE SECURITIES AND INVESTMENT

For the 3 months period ended March 31, 2011

	January 1, 2011	Adjustment	March 31, 2011
	Carrying Value	to Fair Value	Carrying Value
Available-for-sale investment
Urodynamix Technologies Ltd.	$ 900	$ 300	$ 1,200
Blue Sky Uranium Corp.	2,083,333	(750,000)	1,333,333

Total marketable securities	$ 2,084,233	$ (749,700)	$ 1,334,533

For the year ended December 31, 2010

	January 1, 2010	Adjustment	December 31, 2010
	Carrying Value	to Fair Value	Carrying Value
Available-for-sale investment
Urodynamix Technologies Ltd.	$ 900	$ -	$ 900
Blue Sky Uranium Corp.	5,000,000	(2,916,667)	2,083,333

Total marketable securities	$ 5,000,900	$ (2,916,667)	$ 2,084,233
The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date. As at March 31, 2011, the quoted market value of the shares was $1,333,333.

4.           MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the three months period ended March 31, 2011 and 2010.

	Acquisition	Exploration	Three months ended	Three months ended
	Costs	Expenses	March 31, 2011	March 31, 2010

Hushamu property (Note 4(c))	$ -	$ -	$ -	$ 11,554
General exploration	-	101,843	101,843	90,963
	$ -	$ 101,843	$ 101,843	$ 102,517

(a)	Mel Property:

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd. The Mel Property currently consists of 257 mineral claims, with the main targets being zinc, lead and barite.

(b)	Barb Property:

The wholly-owned property consists of 21 mineral claims situated in the Watson Lake Mining District, Yukon Territory, approximately 100 kilometers north of the town of Watson Lake, with the main targets being zinc, lead and silver.

[ 11 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

4.           MINERAL PROPERTIES (continued)

(c)	Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and the Company had the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. Over the next two years ending August 15, 2011, the Company had an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  The total expenditure of $15 million and the completion of a pre-feasibility report would have earned the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company could have earned an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% could be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture. On July 2, 2010, the Company announced it terminated this Option Agreement with Western Copper and as such wrote off a mineral property interest of $28,048.

	March 31, 2011	December 31, 2010
Acquisition costs:
Balance, beginning of period	$ -	$ 28,048
Write off of property interest	-	(28,048)
Balance, end of period	$ -	$ -

Exploration expenditures:
Balance, beginning of period	$ 2,041,018	$ 2,020,661

Salaries and contractors	-	10,638
Imagery and base maps	-	123
Office	-	13,818
Assays	-	5,171
Transportation	-	(9,393)
Balance, end of period	2,041,018	2,041,018

Mineral income tax credit	(355,129)	(355,129)
Total	$ 1,685,889	$ 1,685,889

5.           SHARE CAPITAL

Authorized	-	unlimited common shares without par value
-	100,000,000 preferred shares without par value

Issued and outstanding as at March 31, 2011 – 46,057,832 (see Condensed Consolidated Statement of Changes in Equity)

(a)	In March 2011, 90,755 stock options were exercised at a price ranging from $0.53 to $0.96 for total proceeds of $60,586 to the Company.

[ 12 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

5.           SHARE CAPITAL (continued)

(b)           Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

There were no stock options granted for the 3 months ended March 31. 2011.

For the 3 months ended March 31, 2011, the Company incurred a stock-based compensation expense of $64,692 with a corresponding increase in contributed surplus (2010: $Nil).

A summary of the changes in the number of stock options outstanding and exercisable for the three months period ended March 31, 2011 and the year ended December 31, 2010 are as follow:

	Three Months Ended		Year Ended
	March 31, 2011		December 31, 2010
	Number of options	Weighted average	Number of options	Weighted average
	outstanding	exercise price $	outstanding	exercise price $

Balance, beginning of year	4,016,829	$1.54	4,187,925	$2.70
Granted	-	$-	745,000	$0.96
Exercised	(90,755)	$0.67	-	$-
Cancelled/Forfeited	-	$-	(169,617)	$3.46
Expired	(114,708)	$1.81	(746,479)	$7.00
Outstanding, end of year	3,811,366	$1.56	4,016,829	$1.54

Exercisable, end of year	3,062,266	$1.74	3,267,729	$1.71
The weighted average life of the options outstanding as at March 31, 2011 is 3.40 years.

As at March 31, 2011, the following stock options were outstanding:

Number of	Number of	Exercise Price
Options Granted	Options Vested	per share	Expiry Date
16,667	16,667	$ 7.70	June 22, 2011
46,041	46,041	$ 25.09	July 6, 2011
111,978	111,978	$ 3.42	March 16, 2012
33,608	33,608	$ 20.31	March 16, 2012
11,510	11,510	$ 13.36	November 7, 2012
1,381	1,381	$ 12.81	November 8, 2012
68,281	68,281	$ 2.03	November 15, 2012
182,989	182,989	$ 1.67	December 12, 2012
31,489	31,489	$ 6.73	February 5, 2013
71,819	71,819	$ 1.09	February 25, 2014
254,003	254,003	$ 0.53	February 26, 2014
2,256,600	1,507,500	$ 0.82	October 26, 2014
725,000	725,000	$ 0.96	November 1, 2015

[ 13 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

5.           SHARE CAPITAL (continued)

(b)           Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at March 31, 2011 and December 31, 2010, and the changes for the periods ending on those dates are as follow:

	Three Months Ended	Year Ended
	March 31, 2011	December 31, 2010

Balance, beginning of year	-	1,242,264
Expired	-	(1,242,264)
Balance, end of year	-	-

6.           RELATED PARTY TRANSACTIONS

(a)
During the three months ended March 31, 2011, management services fees of $3,600 (2010 - $3,600) were charged to a company related by common directors. As of Mar 31, 2011, $1,349 (2010 - $1,406) is owed to the Company as a result of management service provided to related corporation.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.           CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the acquisition, exploration and development of mineral properties and fund potential acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2011.

[ 14 ]

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

8.           MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars (“USD”):

	March 31, 2011	December 31, 2010	January 1, 2010
	USD	USD	USD

Cash	$2,051,012	$2,100,545	$2,168,732
Accounts payable and accrued liabilities	-	(5,073)	(5,510)
	$2,051,012	$2,095,472	$2,163,222

Based on the net exposures as at March 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a $199,318  loss or gain in the Company’s net earnings.

Credit Risk:  Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The prices of these metals affect the value of the Company and the potential value of its property and investments.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and guaranteed investment certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at March 31, 2011 provides the sufficient financial resources to carry out its operations through the 2011 financial year and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

9.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results. The Company’s cash is held in Canada, and the majority of the Company’s cash is held with large financial institutions in Canada by the Parent Company.

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KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

10.           COMMITMENTS

The Company has entered into a lease agreement for office premises, which expires on January 30, 2013, whereby the Company’s minimum rental obligations are as follows:

2011	$167,473
2012	223,297
2013	18,608
$409,378

On November 26, 2009 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2009 and expiring January 30, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

11.           TRANSITION TO IFRS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.  The accounting policies in Note 2 have been applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2011, the comparative information for the three months ended March 31, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2010.

In preparing its opening IFRS statement of financial position, comparative information for the three months ended March 31, 2010 and financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

•
Business Combinations – Under IFRS 1, an entity has the option to retroactively apply IFRS 3 to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.  The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

•
Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company is also required to apply IFRS 2 to equity instruments that were granted after November 7, 2002 that vest after the date of transition to IFRS. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. The Company has elected this exemption under IFRS 1

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KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Canadian dollars)

For the three months ended March 31, 2011 and 2010

11.           TRANSITION TO IFRS (Continued)

IFRS reconciliation to Canadian GAAP

	December 31	March 31	January 1
Total equity reconciliation	2010	2010	2010

Total equity per Canadian GAAP	$40,872,443	$46,565,534	$46,045,903

Share based compensation adjustment (Note 11(a))
Contributed surplus	210,620	263,113	69,039
Deficit	(210,620)	(263,113)	(69,039)
Total equity per IFRS	$40,872,443	$46,565,534	$46,045,903

	Year ended	Three months ended
Total Comprehensive loss	December 31, 2010	March 31, 2010

Comprehensive income (loss) per Canadian GAAP	$(6,290,452)	$519,632

Share based compensation adjustment (Note 11(a))	(141,581)	(194,075)
Comprehensive income (loss) per IFRS	$(6,432,033)	$325,557

Notes to Reconciliation

(a)	Share-based payment

Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at their fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. The fair value of the options granted is measured on the date of grant. Forfeitures are recognized as they occur.

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of grant to recognize such expense over the vesting period of the options. However, all option grants are amortized using a graded amortization schedule. In addition, each vesting tranche is valued with unique assumptions, as if it were a separate grant.

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